[redacted]

15046776

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Gunnar & Co., L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, 11th floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephan A. Stein 212-440-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman
(Name – *if individual, state last, first, middle name*)

529 5th Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephan A. Stein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Gunnar & Co., L.L.C., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TONI ANN ROMANO
Notary Public - State of New York
NO. 01RO6190385
Qualified in Richmond County
My Commission Expires 7-28-2016

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH GUNNAR & CO., L.L.C.

CONTENTS

December 31, 2014

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-10

SEC
Mail Processing
Section

FEB 27 2015

Washington DC
403

JOSEPH GUNNAR & CO., L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Joseph Gunnar & Co., L.L.C.

We have audited the accompanying statement of financial condition of Joseph Gunnar & Co., L.L.C. as of December 31, 2014. This financial statement is the responsibility of Joseph Gunnar & Co., L.L.C.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Joseph Gunnar & Co., L.L.C. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 25, 2015

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

Assets	
Cash and cash equivalents	$ 13,794
Receivables:	
Due from clearing broker (Note 3)	1,521,416
Due from registered representatives (Note 4)	214,324
Clearing deposit (Note 3)	150,000
Securities owned (Note 7)	212
Prepaid expenses and other assets	79,712
Property and equipment, net of accumulated depreciation and amortization of $2,124,715 (Note 5)	27,468
Security deposits	20,274
Total assets	$ 2,027,200
Liabilities and Member's Equity	
Liabilities:	
Commissions payable	$ 354,345
Accounts payable and accrued expenses	584,076
Deferred rent payable (Note 6)	324,447
Total liabilities	1,262,868
Commitments and contingencies (Note 6)	
Member's equity	764,332
Total liabilities and member's equity	$ 2,027,200

The accompanying notes are an integral part of this financial statement.

1. Organization

Joseph Gunnar & Co., L.L.C. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). As of October 22, 2012, the Company became a registered investment adviser with the SEC. The Company is wholly-owned by Joseph Gunnar Holding Co., LLC ("JGH").

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with major financial institutions, which at times may be in excess of FDIC insurance limits of $250,000 per depositor per insured bank. At December 31, 2014, the Company had not exceeded that limit.

Income Recognition/Business Activities

The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade-date basis. Investment banking revenues include

advisory fees as well as cash and non-cash (warrants) earned on securities offerings in which the Company acts as an underwriter or agent. Revenue earned from private placements is based on the percentage of money raised and is recognized according to contractual arrangements. The Company also earns procurement fees on certain private placements. For managed accounts, the Company earns revenue based on a percentage of assets under management. Clients are charged on a quarterly basis and the income is recognized ratably over the period.

Furniture and Equipment

Depreciation of equipment is provided on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Deferred Rent

Deferred rent represents the excess of rent expense on a straight-line basis over the annual rent payable.

Advertising Costs

Advertising costs are charged to operations as incurred.

Income Taxes

The Company has elected to be treated as a partnership for federal, state, and local tax purposes and is responsible for New York City Unincorporated Business Taxes.

Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740-10, *Income Taxes*, clarifies the accounting for uncertainty in income taxes recognized in a company's financial statement, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statement. As of December 31, 2014, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the statement of financial condition.

With few exceptions, the Company and JGH's federal, state, and local income tax returns for the years ended December 31, 2011 through 2014, can still be examined by the taxing authorities.

3. Due From Clearing Broker

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the Company's securities and cash balances. These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the

clearing broker. The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody.

The clearing agreement requires the Company to maintain a deposit account with the clearing broker equal to 150% of its net capital requirement.

4. Due From Registered Representatives

Due from registered representatives represents amounts advanced to employees as incentives. The unsecured loans are non-interest bearing and have no specific repayment terms. The loans are amortized over the lives of the loans and included as compensation to the respective employees. The loans are completely forgiven once the employees have met their length of service obligations. If an employee fails to meet the requirement and is terminated, the balance is written off as a bad debt. The balance of the loans receivable at December 31, 2014, was $214,324. The Company has not taken a reserve for possible write-downs.

5. Property and Equipment

Property and equipment consists of the following:

Machinery and equipment	$	1,364,217
Leasehold improvements		787,966
		2,152,183
Less accumulated depreciation		(2,124,715)
	$	27,468

6. Commitments and Contingencies

Operating Leases

The Company leases its office space under an operating lease that was due to expire in September 2010. In 2010, the Company signed an amendment to the lease extending its term until January 2021. Per the amended agreement, the Company incurs rent escalations on a yearly basis. The agreement also stipulates that the Company is allowed a base-month credit to fixed rent over the lease term, which it used in 2010 through 2013. The Company accounts for rent on a straight-line basis. As a result, the Company recognized approximately $8,800 in deferred rent for the year ended December 31, 2014. Deferred rent payable as of December 31, 2014, is $324,447. Pursuant to the office lease, the Company is responsible for its annual share of real

property taxes and other operating expenses. The Company's CEO/managing member of JGH has issued a limited personal guarantee of certain office lease obligations.

Following is a summary of future minimum office lease payments:

Year Ending December 31,	
2015	$ 465,061
2016	493,675
2017	506,017
2018	518,667
2019	531,634
Thereafter	591,180
	$ 3,106,234

In 2011 and 2013, the Company also entered into several equipment leases with expiration dates through October 2017.

Following is a summary of future minimum lease payments for the equipment leases:

Year Ending December 31,	
2015	$ 21,170
2016	18,423
2017	4,444
	$ 44,037

Legal Matters

The Company is a respondent in various legal actions incidental to its securities business. These cases allege violations of various securities rules, and claim damages plus the recovery of legal fees and other costs. While litigation is subject to many uncertainties, and the ultimate resolution, range of loss, and impact on operating results and financial condition cannot be reasonably estimated, management believes the various legal actions will not have a material impact on the Company's financial condition or operations. The Company has established a reserve of $355,490 against the settlement of pending litigation.

Other

In October 2011, the Company entered into an Amendment to its Fully Disclosed Clearing Agreement (the "Agreement") with its clearing broker. In the event that the Agreement is terminated within an initial 5-year period by either the Company or its clearing broker, as defined, the Company would be held liable for the pro-rated portion of the credit to be remitted back to the clearing broker.

In addition, if the Agreement is terminated by either party for non-compliance with the terms and conditions stipulated in the Agreement, the Company is liable to pay a termination fee based on the following schedule:

Year 1 (2011)	$ 750,000
Year 2 (2012)	650,000
Year 3 (2013)	550,000
Year 4 (2014)	350,000
Year 5 (2015)	250,000

7. **Fair Value Measurements**

FASB ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

Investments in equity securities including warrants: Investments in equity securities that are classified as trading securities are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating and other factors such as credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on significant unobservable inputs, and in those circumstances the Company classifies the fair value measurements of the investment securities as Level 3. Management conducted a review of its pricing vendor to validate that the inputs used in that vendor's pricing process are deemed to be market observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2014:

Assets at Fair Value as of December 31, 2014

	Level 1	*Level 2*	*Level 3*	*Total*
Equity securities	$ 212	$ -	$ -	$ 212
Total assets at fair value	$ 212	$ -	$ -	$ 212

Significant increases (decreases) in any of the above unobservable inputs would result in significantly lower (higher) fair value measurements. Due to the nature of these investments, current economic conditions, including the volatility of the financial markets, the general level of

interest rates, and the general business climate affecting operations of the investees, will impact the fair values of these investments.

Level 3 Gains and Losses

The following table presents a summary of changes in the fair value of the Company's Level 3 assets for the year ended December 31, 2014:

		Warrants
Opening balance	$	9,493
Earned in 2014		61,112
Cost of compensation awarded		(70,605)
Ending balance	$	-

The significant unobservable input used in the fair value measurement of the Company's warrant revenue and compensation is the volatility factor in the Black-Scholes model, and was based on the average monthly volatility of selected peer companies. Increases (decreases) of this input in isolation could result in a lower (higher) fair value measurement.

8. Related Party Transactions

During 2014, the Company acted as placement agent to the Buttonwood Alpha and Buttonwood Select Opportunities Funds (the "Funds"). Certain principals of the Company own Buttonwood Select Opportunities Management Associates, LLC ("BSOMA"), the manager of the Funds.

During 2014, the Company provided Buttonwood Group Advisors ("BGA") with certain facilities and administrative services. Certain principals of the Company own BGA, the investment subadvisor to BSOMA.

Beginning in December 2012, the Company began allocating rent expense to their affiliate insurance agency ("JG Agency").

9. Income Taxes

As a single member LLC, the Company files income tax returns in combination with JGH. The combined entity is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statement. The combined entity is subject to New York City Unincorporated Business Tax ("UBT") on taxable profits.

10. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

The Company places its cash in commercial checking accounts and uninsured money market funds. Bank balances may from time to time exceed federally insured limits.

11. 401(k) Plan

The Company offers a 401(k) retirement plan which allows eligible employees to allocate up to 15% of their pre-tax earnings to the plan. The Company, at its option, may make matching contributions of up to $500 per participant during the plan year. There were no matching contributions during the year ended December 31, 2014.

12. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had regulatory net capital of $530,316, which exceeded its requirement of $100,000 by $430,316. The ratio of aggregate indebtedness to net capital was 2.38 to l.

13. Subsequent Events

The Company has evaluated its subsequent events through February 25, 2015, the date that the accompanying statement of financial condition was available to be issued. There were no subsequent events requiring disclosure.